     Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Embarq Corporation, File #001-32732

Employee FAQ

1.	What are the integration plans? How will the combined company be structured? What will be the name of the combined company?

While many of the key decisions about how we will combine the operations of CenturyTel and EMBARQ have not yet been made, we are committed to working together to facilitate a smooth transition.

The company will appoint a transition team made up of representatives of both companies to provide recommendations on how best to successfully complete the transition process. Stacey Goff will lead CenturyTel’s transition team and oversee the overall transition process. Maxine Moreau will also play a key leadership role in this process.

The name of the combined company will be determined prior to the close of the transaction based on market research designed to determine the name that will best ensure the future success of our company.

2.	Will there be any layoffs?

The Company will appoint a transition team made up of representatives of both companies to provide recommendations on how to successfully complete the transition process. Given the fact that this combination involves the joining together of two complete corporations in our industry, we believe there will likely be some level of redundancy in combining the two companies. We are committed to treating any impacted employees fairly and will communicate promptly as organizational and operational decisions are made.

As has always been our policy and approach, we will handle this issue with the deepest concern for the employees that are affected. We will work to create job opportunities for as large of a number of our people as possible.

3.	How long before the transaction is completed?

We anticipate closing this transaction in the second quarter of 2009.

4.	What can CenturyTel employees expect in the interim?

There will be a great deal of work going on to combine our two companies.

Until the transaction closes, CenturyTel and EMBARQ will remain separate and independent companies. It is critical that we all remain focused on achieving our goals and serving our customers with the same passion and dedication that they have come to expect from us.

We will do our best to keep you informed as we move forward to complete this transaction.

5.	Why will the EMBARQ shareholders have a majority of the stock ownership? Is it because EMBARQ has more shares outstanding because they are the bigger company?

Yes, it is normal when a smaller company acquires a larger company that the shareholders of the larger company own a larger percentage of the combined company, especially since most acquisitions involve the buyer paying the seller some level of premium.

Which group of shareholders owns the most stock has really nothing to do with which company is the acquirer. It is only an indication of which company’s shareholders own the most stock of the combined company.

6.	Who is EMBARQ?

Headquartered in Overland Park, Kansas, EMBARQ is a leading communications company with 18,000 employees and operations in 18 states, providing solutions for both consumers and businesses alike. EMBARQ offers an innovative portfolio of services that includes reliable local and long distance voice, high-speed Internet, wireless and satellite television services for consumers, as well as a comprehensive range of flexible and integrated services for businesses of all sizes. CenturyTel shares with EMBARQ and its dedicated employees a strong commitment to serving our customers and communities.

7.	Why are EMBARQ and CenturyTel combining?

We expect that bringing CenturyTel and EMBARQ together will accelerate both companies’ strategic plans, diversify our revenues and provide us with expanded networks, expertise and financial resources to build long-term value for shareholders and employees. This combination creates one of the leading communications companies in the United States. The two companies have a combined operating presence in 33 states with approximately eight million access lines, two million broadband customers and 400,000 video subscribers.

We are pleased that the stakeholders of both companies, including our valued employees, will have the opportunity to participate in the potential of this combination.

8.	What does this mean for CenturyTel?

This transaction is a significant win for the shareholders of CenturyTel and EMBARQ, as well as our respective employees, customers and the communities we serve. In addition to bringing together complementary assets, geographic coverage and outstanding employees of both companies, this combination unites two very similar corporate cultures that share a strong commitment to customers, employees and communities.

The combined company will be even more competitive, with significantly increased scale to facilitate economically attractive deployment of growth products and services including expanded IPTV, broadband and wireless data offers.

9.	What are the terms of the transaction?

Under the terms of the agreement, EMBARQ shareholders will receive 1.37 CenturyTel shares for each share of EMBARQ common stock they own. Based on the closing stock price for CenturyTel on October 24, 2008, this consideration would be equivalent to $40.42 of CenturyTel stock for each EMBARQ share. The transaction has an enterprise value of approximately $11.6 billion, including the assumption of $5.8 billion of EMBARQ’s debt.

10.	What approvals are required?

The transaction is subject to regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act as well as approvals from the Federal Communications Commission, certain state public service commissions and other customary closing conditions. The transaction is also subject to the approval by CenturyTel and EMBARQ shareholders.

11.	Who will lead the combined company?

The combined company’s senior leadership team will be comprised of executives from both CenturyTel and EMBARQ. Glen Post will be Chief Executive Officer, Tom Gerke, CEO of EMBARQ, will assume the role of executive Vice-Chairman of the Board, Karen Puckett will be Chief Operating Officer and Stewart Ewing will serve as Chief Financial Officer.

William A. Owens, currently non-executive Chairman of the EMBARQ Board of Directors, will be the non-executive Chairman of the combined company and Harvey Perry (current CenturyTel Board Vice Chairman of the Board) will continue as non-executive Vice-Chairman. Non-executive simply means they will not be full-time employees of the company.

Following the closing of the transaction, the Board of Directors of the combined company will be composed of eight current CenturyTel Board members and seven members from the current EMBARQ Board.

12.	What about headquarters?

Corporate headquarters will remain in Monroe. The combined company will also maintain a significant presence in Overland Park, Kansas, the current location of EMBARQ's headquarters.

13.	How will CenturyTel employees benefit from this transaction?

The key to the success of our business has been – and will continue to be –you, our valued employees. This transaction enhances the long-term stability of the combined company and will result in enhanced opportunities for many employees from both CenturyTel and EMBARQ. Following the close of the transaction, we look forward to working with you and our new colleagues from EMBARQ to continue to raise the bar in our industry.

14.	How will this transaction affect my benefits?

After the transaction closes, we are committed to providing a comprehensive and competitive compensation and benefits package for all employees that will allow us to continue to attract and retain the talent needed to drive the company forward. While there are no current plans to modify any CenturyTel benefit plans, if there are any changes to compensation or benefits plans, we will provide employees with timely dialogue and communication.

We will approach the transition decisions with great care realizing that we are creating an organization that will help secure the future of many jobs in the years ahead.

15.	How will this transaction affect CenturyTel’s relationship with customers?

This transaction is a significant win for our customers. The combination of CenturyTel and EMBARQ unites two very similar corporate cultures that share a strong commitment to their customers, employees and communities. We look forward to working with the combined CenturyTel and EMBARQ team to continue providing outstanding service and enhanced offerings to our customers. CenturyTel’s strong fiber backbone network and our integrated OSS combined with EMBARQ’s strong relationship with a large number of business customers create a great opportunity to take our service to customers to an even higher level.

This combination allows also CenturyTel to enter 8 new states including: Florida, Kansas, Nebraska, New Jersey, Nevada, Pennsylvania, South Carolina, and Virginia.

16.	Is it customary for the Chairman and CEO positions to be split?

The Chairman and Chief Executive Officer positions are often held by two separate individuals. As a matter of fact, most, if not all, entities and consultants specializing in corporate governance recommend that positions be held by separate persons versus one person being named to both positions.

	I	have always worked for our Board of Directors and will continue as before.

	I	will continue to be a member of the Board of Directors and am very pleased to have Bill Owens to serve as Chairman.

17.	How will it be decided what Board members will be part of the new Board?

We are fortunate that both CenturyTel’s and EMBARQ’s current boards are filled with highly qualified individuals who are committed to the long-term success of our businesses. We will each be working with our respective boards and committees in the coming weeks to decide upon the composition of the combined company’s board of directors.

18.	So does that mean that EMBARQ shareholders will really have control of the company?

It is important to understand that over 90% of CenturyTel and more than 95% of EMBARQ shares currently outstanding are held by large institutional and mutual fund investors, many of which own shares in both companies. So for the most part, many current institutional and mutual fund shareholders of CenturyTel today will end up owning more CenturyTel shares when the acquisition is completed. Some of those firms include major investment firms you will recognize such as Capital Research, Fidelity and Putnam.

19.	Will CenturyTel’s current shareholders still have the majority of the voting rights?

It is important to understand that over 90% of CenturyTel and more than 95% of EMBARQ shares currently outstanding are held by large institutional and mutual fund investors, many of which own shares in both companies. So for the most part, many current institutional and mutual fund shareholders of CenturyTel today will end up owning more CenturyTel shares when the acquisition is completed. Some of those firms include major investment firms you will recognize such as Capital Research, Fidelity and Putnam. What I cannot tell you is whether those current shareholders ownership percentages will change because it depends upon the level of their holdings in each respective company on the record date for the acquisition closing.

One of the negotiated terms of our acquisition agreement with EMBARQ is that CenturyTel will place an item on the shareholder proxy ballot recommending the elimination of the super-voting (or 10 votes per share) rights that exist today on CenturyTel shares beneficially owned by the same person since May 30, 1987.

If that recommendation is approved, then those super-voting rights would terminate and all CenturyTel common shares outstanding would have one vote per share. This would change voting control modestly, but not materially, since super-voting rights apply to only about 3.5% of CenturyTel shares today and approximately 1% of the pro forma shares of the combined company.

20.	What is meant by “a significant presence” in Overland Park, Kansas?

It means that when the transition is fully completed, which we said could take 24 to 36 months; we expect to have a number of functions located in Overland Park, Kansas. We have not made any of those decisions at the current time, but we will communicate those decisions when they are made as part of our regular updates on the overall transition.

21.	If I am contacted by a EMBARQ vendor or and EMBARQ employee, how should I respond or handle the inquiry?

If in your current position with CenturyTel you have relationships with EMBARQ vendors or EMBARQ employees, then you should feel free to continue those normal business relationships.

However, if the conversation turns to the EMBARQ acquisition, then primarily for legal reason, you should refrain from discussing those matters and communicate that those decisions will be communicated as they are made during the transition process.

FORWARD-LOOKING STATEMENTS

Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including receipt of required approvals by CenturyTel and EMBARQ stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of EMBARQ operations into CenturyTel will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry as detailed from time to time in each of CenturyTel's and EMBARQ’s reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyTel and EMBARQ undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

CenturyTel and EMBARQ plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Corporate Secretary. The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.